July 5, 2006

VIA EDGAR AND FAX

Mr. Donald F. Delaney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	W&T Offshore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-32414
Comments dated June 29, 2006

Dear Mr. Delaney:

This letter sets forth W&T Offshore, Inc.’s (the “Company”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2006 with respect to the Company’s 2005 Form 10-K. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Form 10-K, Filed on March 31, 2006

Financial Statements

Note 12 – Hurricanes Katina and Rita, page 58

Comment

1.	We understand from your response to prior comment 1 that in assessing the hurricane damage you evaluated loss in conjunction with your full cost ceiling test and determined that no impairment had occurred, even though you estimate the costs to repair damaged facilities will range from $60 million to $75 million.

You disclose that of the costs incurred in 2005 up to your insurance deductible amount, a portion was recorded as lease operating expense in the income statement, with the balance recorded in your oil and gas properties account on the balance sheet. However, for costs incurred in excess of your deductible, you indicate that you recorded the costs as an insurance receivable, which you deemed to be probable of collection.

We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development

Securities and Exchange Commission

Page 2 — July 5, 2006

or production costs, following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.

Response:

We have reviewed our accounting for costs incurred in 2005 to repair damage caused by Hurricanes Katrina and Rita and we confirm that we have properly accounted for these costs as either development or production costs in accordance with the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. In recording our insurance receivable as of December 31, 2005, we analyzed the nature of the underlying costs and, accordingly, credited an operating expense account given that the amounts incurred related to production costs. If there are any differences between our insurance receivable and subsequent insurance recoveries, we will make appropriate adjustments to our full cost pool or our operating expenses based on the initial classification of the costs incurred to repair our damaged facilities.

We propose, and respectfully request your concurrence, that we expand our disclosure prospectively to include a description of the nature of the underlying hurricane repair costs reimbursable by insurance in accordance with the definitions set forth in the aforementioned rules and to expand our disclosure to assist the reader of our financial statements in understanding the accounting of our hurricane repair costs.

Note 21 – Subsequent Events, page 63

Comment

2.	We have read your response to prior comment 4, regarding your April 3, 2006 filing on Form S-3ASR; and the financial statements relating to your planned acquisition of Kerr-McGee’s conventional shelf properties in the Gulf of Mexico, which you are planning to file on Form 8-K. Please contact us by telephone to discuss this matter further.

Response:

In response to this comment, we acknowledge the position of the Staff that the financial statements related to the Kerr-McGee properties satisfying the requirements of Rule 3-05 of Regulation S-X should have been included as part of the Registration Statement at the time of the initial filing thereof as the acquisition of these properties was likely to have been probable of occurring at that time. As stated in our prior response letter, W&T will file a Report on Form 8-K that will include these financial statements prior to offering any securities under the Registration Statement.

Securities and Exchange Commission

Page 3 — July 5, 2006

Please contact me at (713) 624-7213 to let me know if this letter is fully responsive to your comments. In my absence, please ask to speak to Reid Lea, Executive Vice President of the Company at (713) 624-7296. If you have any questions or comments regarding legal matters, please contact Thomas P. Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Jeremy S. Wagers of the same firm at (713) 758-4712.

Sincerely,

W&T OFFSHORE, INC.

/s/ William W. Talafuse

Senior Vice President, interim Chief Financial Officer and

    Chief Accounting Officer

cc:	Mr. Thomas P. Mason, Vinson & Elkins LLP
Mr. Jeremy S. Wagers, Vinson & Elkins LLP
Mr. Mark L. Jones, Adams and Reese LLP
Ms. Marcela E. Donadio, Ernst & Young LLP
Mr. Tracy W. Krohn
Mr. W. Reid Lea